November 1, 2024

Jiande Chen
Chief Executive Officer
Healthcare AI Acquisition Corp.
418 Broadway #6434
Albany, NY 12207

       Re: Healthcare AI Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 18, 2024
           File No. 001-41145
Dear Jiande Chen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Julia Aryeh